As filed with the Securities and Exchange Commission on February 27, 2008

Registration No. 333-123484

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6
REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts for Common Shares

Of

MASISA S.A.

(Formerly known as Terranova S.A.)

 (Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Republic of Chile

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street

 New York, N.Y.  10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

__________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York, 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York  10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated.  Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Articles number 15, 16 and 18

the deposited securities

(iii)

The collection and distribution of

Articles number 4, 12, 13,

dividends

15 and 18

(iv)

The transmission of notices, reports

Articles number 11, 15,16 and 18

and proxy soliciting material

(v)

The sale or exercise of rights

Articles number 13, 14, 15

and 18

(vi)

The deposit or sale of securities

Articles number 12, 13, 15, 17 and

18

resulting from dividends, splits

or plans of reorganization

(vii)

Amendment, extension or termination

Articles number 20 and 21

of the deposit agreement

(viii)

Rights of holders of Receipts to inspect

Article number 11

the transfer books of the depositary and

the list of holders of Receipts

(ix)

Restrictions upon the right to deposit

Articles number 2, 3, 4, 5, 6, 8 and

22

or withdraw the underlying securities

(x)

Limitation upon the liability

Articles number 14, 18, 19 and 21

of the depositary

3.

Fees and Charges

Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of March 24, 2005, among Masisa S.A. (formerly known as Terranova S.A.), The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed previously.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Not applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.

e.

Certification under Rule 466.  - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 27, 2008.

Legal entity created by the agreement for the issuance of American Depositary Receipts for common shares of Masisa S.A..

By:  The Bank of New York,

As Depositary

By: /s/ Joanne F. DiGiovanni

             Name:  Joanne F. DiGiovanni

             Title:   Vice President

Pursuant to the requirements of the Securities Act of 1933, Masisa S.A.. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Santiago, Chile, on February 27, 2008.

MASISA S.A.

By: /s/ Eugenio Arteaga Infante

      Name:  Eugenio Arteaga Infante

      Title:    CFO

By: /s/ Juan Pablo Valdés Gutiérrez

      Name:  Juan Pablo Valdés Gutiérrez

      Title:    Assistant General Counsel

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on February 27, 2008.

/s/ Enrique Cibié Bluth

Chief Executive Officer (principal executive officer)

Enrique Cibié Bluth

/s/ Eugenio Arteaga Infante

Chief Financial Officer (principal financial officer)

Eugenio Arteaga Infante

____________________

General Counsel

Patricio Reyes Urrutia

/s/ Juan Carlos Araya

Controller (principal accounting officer)

Juan Carlos Araya

/s/ Roberto Salas

President of the Board of Directors

Roberto Salas

/s/ Ronald Jean Degen

Vice President of the Board of Directors

Ronald Jean Degen

/s/ Carlos Marín Olalla

Director

Carlos Marín Olalla

____________________

Director

Juan Carlos Méndez González

____________________

Director

Jorge Carey Tagle

____________________

Director

Enrique Seguel Morel

/s/ Antonio Tuset Jorratt

Director

Antonio Tuset Jorratt

/s/ Dan Schmidt

Authorized Representative in the United States

Dan Schmidt

INDEX TO EXHIBITS

Exhibit Number	Exhibit

5	Certificate under Rule 466.